                                                                    Exhibit 99.2


                                 BANK OF BERMUDA

                                FINANCIAL SUMMARY
       (Unaudited, in U.S. dollars in millions, except per share amounts)


                                                                                        For the Quarter
                                                                -------------------------------------------------------------
  For the Year                                                         2002                            2003
-------------------                                             --------------------   --------------------------------------
  2001       2002                                                3rd          4th        1st           2nd            3RD
-------------------                                             --------------------   --------------------------------------
                       U.S. GAAP EARNINGS
  60.1        77.7     Net income                                  14.1        16.6        21.6          20.6           22.3

                       EARNINGS PER SHARE
  2.00        2.62     -Basic (a)                                  0.48        0.57        0.75          0.72           0.78
  1.91        2.53     -Diluted (a)                                0.46        0.56        0.73          0.71           0.75
-------------------                                             --------------------   --------------------------------------

                       U.S. GAAP OPERATING RESULTS(B)

 257.0       264.2     Non-interest income                         66.6        67.1        66.7          71.9           76.6
 195.0       177.7     Net interest income after loan losses       46.7        43.6        39.4          39.5           41.0
  (8.2)      (21.0)    Investment income (loss)                   (13.1)       (1.5)        1.0           1.5           (0.6)
-------------------                                             --------------------   --------------------------------------
 443.8       420.9         Total revenues                         100.2       109.2       107.1         112.9          117.0

 377.0       337.0     Operating expenses                          84.0        92.5        84.0          90.7           92.9
   6.7         6.2     Income taxes                                 2.1         0.1         1.5           1.6            1.8
-------------------                                             --------------------   --------------------------------------
  60.1        77.7     Net Income                                  14.1        16.6        21.6          20.6           22.3
===================                                             ====================   ======================================


-------------------                                             --------------------   --------------------------------------
  9.5%       11.9%     RETURN ON EQUITY (C)                        8.6%       10.0%       13.1%         12.4%          13.0%
-------------------                                             --------------------   --------------------------------------


                       STOCK PRICE / DIVIDEND RATIOS

  0.98        1.08     Cash dividends per share                    0.27        0.27        0.29          0.29           0.29
 51.3%       42.7%     Dividend payout ratio (d)                  58.4%       48.2%       39.7%         40.8%          38.7%
 48.00       31.90     Closing stock price                        32.60       31.90       34.36         34.99          38.75
 21.04       22.84     Book value per share                       22.48       22.84       23.07         23.68          24.32


Key:  (a)   Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

      (b)   Non-Core items are shown on page (3).

      (c) Return on average common equity has been calculated by dividing Net Income by average Shareholders' Equity. Quarterly amounts have been annualised based on the average of quarter-end balances.

      (d) Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net earnings per share.


                                Page (1) of (8)

                                 BANK OF BERMUDA

                  CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
                    (Unaudited, in U.S. dollars in thousands)


                                                                                                For the Quarter
                                                                           ---------------------------------------------------------
   For the Year                                                                     2002                        2003
------------------------                                                   -----------------------  --------------------------------
      2001        2002                                                         3rd        4th           1st      2nd        3RD
------------------------                                                   -----------------------  --------------------------------
                           REVENUE

                           Non-interest income

    117,682     126,152      Global fund services                             32,203       30,755      31,829     33,339     37,382
     30,427      30,323      Private trust services                            7,500        7,235       7,684      8,013      8,150
     40,736      40,779      Investment services                               9,859        9,909       9,412      9,611     10,496
     42,394      42,365      Foreign exchange earnings                        10,923       11,566      11,704     14,088     13,556
     24,395      23,163      Banking services                                  6,076        5,923       6,078      6,881      6,996
      1,343       1,474      Other non-interest income/(loss)                     (1)       1,757           7          3          4
------------------------                                                   -----------------------  --------------------------------
    256,977     264,256        Total non-interest income                      66,560       67,145      66,714     71,935     76,584
------------------------                                                   -----------------------  --------------------------------

                           Interest income

    159,091      73,734      Interest on deposits                             21,137       16,836      15,598     16,175     13,870
    104,171      89,260      Interest on loans                                22,401       22,196      21,632     22,670     23,030
    191,291      87,499      Interest on marketable securities - AFS          20,821       21,523      21,517     20,178     19,002
     32,659      50,278      Interest on marketable securities - trading      13,088       10,196       4,902      5,052      4,412
------------------------                                                   -----------------------  --------------------------------
    487,212     300,771        Total interest income                          77,447       70,751      63,649     64,075     60,314

    289,538     124,997    Interest expense                                   32,206       27,080      23,446     23,304     18,792
------------------------                                                   -----------------------  --------------------------------
    197,674     175,774    Net interest income                                45,241       43,671      40,203     40,771     41,522
     (2,662)      1,971    Provision for loan losses                           1,429          (51)       (753)    (1,268)      (530)
------------------------                                                   -----------------------  --------------------------------
    195,012     177,745    Net interest income after loan losses              46,670       43,620      39,450     39,503     40,992
     (6,538)    (24,900)   Investment loss - trading portfolio               (12,859)      (3,092)     (2,022)    (3,356)    (4,014)
     (1,643)      3,896    Investment and other income/(loss)                   (138)       1,600       2,987      4,828      3,487
------------------------                                                   -----------------------  --------------------------------
    443,808     420,997        Total revenue                                 100,233      109,273     107,129    112,910    117,049
------------------------                                                   -----------------------  --------------------------------

                           OPERATING EXPENSES

    161,359     181,940    Salaries                                           44,888       46,962      45,467     46,640     50,140
     51,858      58,373    Pension and staff benefits                         14,493       17,242      15,115     13,647     14,038
     28,613      27,723    Property                                            6,883        7,332       7,066      6,995      7,535
     39,800      41,129    Systems and communications                         10,189       11,246      10,737     11,915      9,739
     95,330      27,941    Corporate, marketing, and other                     7,590        9,729       5,585     11,531     11,463
------------------------                                                   -----------------------  --------------------------------
    376,960     337,106        Total operating expenses                       84,043       92,511      83,970     90,728     92,915
------------------------                                                   -----------------------  --------------------------------

     66,848      83,891    NET INCOME, BEFORE INCOME TAXES                    16,190       16,762      23,159     22,182     24,134

      6,771       6,233    Income taxes                                        2,130          168       1,547      1,619      1,842
------------------------                                                   -----------------------  --------------------------------

     60,077      77,658    NET INCOME                                         14,060       16,594      21,612     20,563     22,292
========================                                                   =======================  ================================


                                Page (2) of (8)

                                 BANK OF BERMUDA

                                 NON-CORE ITEMS
                    (Unaudited, in U.S. dollars in thousands)


                                                                                           For the Quarter
                                                                           --------------------------------------------
      For the Year                                                                 2002                  2003
-----------------------                                                    ------------------  ------------------------
     2001         2002                                                         3rd       4th        1st     2nd     3RD
-----------------------                                                    ------------------  ------------------------
                          NON-CORE ITEMS
    (9,615)       (954)   Non-Core investment loss                    (a)      (954)       -          -      -       -
     2,300           -    First Atlantic Commerce                     (b)         -        -          -      -       -
   (43,437)      5,453    Net recovery / (provision) for litigation   (c)         -        -      3,500      -       -
                          Adjustments to performance-related
     9,330        (709)   compensation due to litigation              (d)         -        -       (296)     -       -
     4,068           -    Pension credit                              (e)         -        -          -      -       -
         -      (1,500)   Restructuring charge                        (f)         -        -          -      -       -
    (7,699)          -    Cancelled start-up costs                    (g)         -        -          -      -       -
         -       1,291    Gain on sale of property                    (h)     1,291        -          -    649       -
         -      (2,472)   Loss on impairment of property              (i)    (2,472)       -          -      -       -
-----------------------                                                    ------------------  ------------------------
   (45,053)      1,109    Total Non-Core items                               (2,135)       -      3,204    649       -
=======================                                                    ==================  ========================


Key:  Item (a) is included in Investment and other income / (loss)

      Item (b) is included in Investment and other income / (loss)

      Item (c) is included in Corporate, marketing and other

      Item (d) is included in Salaries

      Item (e) is included in Pension and staff benefits

      Item (f) is included in Salaries

      Item (g) is included in Corporate, marketing and other, in Staff benefits and in Property

      Item (h) is included in Investment and other income / (loss)

      Item (i) is included in Investment and other income / (loss)

                                Page (3) of (8)

                                 BANK OF BERMUDA
                                 PER SHARE DATA
       (Unaudited, in U.S. dollars in thousands, except per share amounts)


                                                                                             For the Quarter
                                                                            -------------------------------------------------
        For the Year                                                               2002                     2003
----------------------------                                                -------------------------------------------------
         2001         2002                                                   3rd      4th          1st       2nd       3RD
----------------------------                                                -----------------     ---------------------------
                               U.S. GAAP EARNINGS PER SHARE
         2.00          2.62    -Basic (a)                                     0.48      0.57        0.75      0.72      0.78
         1.91          2.53    -Diluted (a)                                   0.46      0.56        0.73      0.71      0.75
----------------------------                                                -----------------     ---------------------------


                               NON-CORE ITEMS(B)
        (0.31)         (0.03)  Non-Core investment loss                      (0.03)       --           --        --       --
         0.07            --    First Atlantic Commerce                          --        --           --        --       --
        (1.38)          0.17   Net recovery / (provision) for litigation        --        --         0.12        --       --
                               Adjustments to performance-related
         0.30          (0.02)    compensation due to litigation                 --        --        (0.01)       --       --
         0.13            --    Pension credit                                   --        --           --        --       --
           --          (0.05)  Restructuring charge                             --        --           --        --       --
        (0.25)           --    Cancelled start-up costs                         --        --           --        --       --
           --           0.04   Gain on sale of property                       0.04        --           --      0.02       --
           --          (0.08)  Loss on impairment of property                (0.08)       --           --        --       --
----------------------------                                                -----------------     ---------------------------
        (1.44)          0.03   Total Non-Core items                          (0.07)       --         0.11      0.02       --
----------------------------                                                -----------------     ---------------------------


                               AVERAGE SHARES OUTSTANDING
       29,977        29,601    -Basic                                       29,441    29,225      28,746    28,381    28,632
       31,386        30,691    -Diluted                                     30,412    29,894      29,485    29,151    29,546

         0.98          1.08    CASH DIVIDENDS PER SHARE                       0.27      0.27        0.29      0.29      0.29

                               SHARE PRICE
        50.23         50.00    High                                          45.50     33.74       34.82     35.73     41.20
        34.55         26.75    Low                                           29.90     26.75       30.10     32.75     34.98
        48.00         31.90    Period End                                    32.60     31.90       34.36     34.99     38.75


Key: (a) Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

     (b) The following per share figures show the effect of non-core items on diluted earnings per share.


                                Page (4) of (8)

                                 BANK OF BERMUDA
                           CONSOLIDATED BALANCE SHEET
                    (Unaudited, in U.S. dollars in millions)


                                                                                        For the Quarter
                                                                      ---------------------------------------------------------
    For the Year                                                                 2002                    2003
-------------------------                                             ---------------------     -------------------------------
  2001            2002                                                   3rd      4th            1st       2nd        3RD
-------------------------                                             ---------------------     -------------------------------
                                  ASSETS
  3,570.0        4,677.0          Cash and deposits with banks          3,555.7    4,677.0        3,339.5   3,899.8    4,599.2
  5,467.9        4,369.9          Marketable securities                 4,724.2    4,369.9        4,450.0   4,709.9    4,757.5
  1,477.6        1,768.3          Loans, less allowance for
                                    loan losses                         1,663.3    1,768.3        1,827.4   1,987.5    2,147.5
    139.1          145.3          Premises and equipment                  140.3      145.3          148.7     143.6      143.1
     36.2           29.5          Accrued interest                         28.3       29.5           24.4      19.1       17.7
    117.3          100.0          Other assets                            123.1      100.0          374.5     186.8      156.5
-------------------------                                             ---------------------     -------------------------------
 10,808.1       11,090.0                   Total assets                10,234.9   11,090.0       10,164.5  10,946.7   11,821.5
=========================                                             =====================     ===============================

                                  LIABILITIES
                                  Customer deposits
  5,356.8        6,269.5            Demand                              5,343.6    6,269.5        5,611.2   6,655.5    7,153.2
  4,586.6        3,895.7            Term                                4,050.1    3,895.7        3,698.5   3,205.5    3,613.7
-------------------------                                             ---------------------     -------------------------------
  9,943.4       10,165.2              Total customer deposits           9,393.7   10,165.2        9,309.7   9,861.0   10,766.9
     17.7           12.7          Accrued interest                         11.9       12.7            8.0      44.7        8.6
    217.7          249.9          Other liabilities                       169.0      249.9          193.9     365.6      346.4
-------------------------                                             ---------------------     -------------------------------
 10,178.8       10,427.8              Total liabilities                 9,574.6   10,427.8        9,511.6  10,271.3   11,121.9
-------------------------                                             ---------------------     -------------------------------

                                  SHAREHOLDERS' EQUITY
     29.9           29.0            Common share capital                   29.4       29.0           28.3      28.5       28.8
    422.2          384.5            Share premium                         397.8      384.5          362.9     365.7      373.3
    (20.3)           5.9            Accumulated other comprehensive
                                      income / (loss)                      (1.1)       5.9            5.7      13.0       15.4
    197.5          242.8            Retained earnings                     234.2      242.8          256.0     268.2      282.1
-------------------------                                             ---------------------     -------------------------------
    629.3          662.2              Total shareholders' equity          660.3      662.2          652.9     675.4      699.6
-------------------------                                             ---------------------     -------------------------------
                                         Total Liabilities and
 10,808.1       11,090.0                     Shareholders' Equity      10,234.9   11,090.0       10,164.5  10,946.7   11,821.5
=========================                                             =====================     ===============================


                                  IMPAIRED LOANS
     25.7           20.2          Loans                                    24.4       20.2           20.8      22.8       22.4
                                  Related allowances for loan losses
      7.5            3.8          - Specific                                5.5        3.8            3.7       3.4        3.6
     20.1           20.6          - General                                20.9       20.6           21.7      23.2       23.5
-------------------------                                             ---------------------     -------------------------------
     27.6           24.4              Total                                26.4       24.4           25.4      26.6       27.1
=========================                                             =====================     ===============================
     107%           121%          Coverage ratio                           108%       121%           122%      117%       121%

      1.1            1.2          Net charge offs / (recoveries)           (0.9)       2.1           (0.2)      0.1         --
-------------------------                                             ---------------------     -------------------------------

                                  CAPITAL RATIOS
    15.3%          14.9%          Tier I                                  15.2%      14.9%          14.8%     15.0%      14.3%
    15.8%          15.4%          Total capital                           15.7%      15.4%          15.3%     15.5%      14.8%


                                Page (5) of (8)

                                 BANK OF BERMUDA
                         CHANGES IN SHAREHOLDERS' EQUITY
                   (Unaudited, in U.S.* dollars in millions)


                                                                                            For the Quarter
                                                                       ----------------------------------------------------------
For the Year                                                                     2002                       2003
-------------------------                                              -------------------     ----------------------------------
   2001          2002                                                  3rd        4th             1st           2nd        3RD
-------------------------                                              -------------------     ----------------------------------
   626.4           629.3       Balance, beginning of period             653.2       660.3          662.2        652.9      675.4
    60.1            77.7       Net income                                14.1        16.6           21.6         20.6       22.3
                               Common shares issued
     5.8             4.7        - through dividend reinvestment plan      1.0         1.0            1.0          1.0        1.0
     5.9             3.4        - through employee incentive plans        0.8        (1.5)          (0.4)         3.1       (0.6)
   (19.3)          (52.1)      Shares repurchased and cancelled         (13.2)      (17.2)         (14.8)        (2.1)         -
     1.9             5.3       Common shares held by affiliates           3.1         4.0           (8.1)         1.0        7.5
                               Net unrealised gains/(losses) on
   (18.2)           14.7        available for sale securities             6.8         3.8            1.6          2.9        1.4
   (30.0)          (32.3)      Cash dividends paid                       (8.0)       (8.0)          (8.4)        (8.4)      (8.4)
    (2.7)           11.5       Translation gain/(loss)                    2.5         3.2           (1.8)         4.4        1.0
    (0.6)             --       Stamp duty on stock dividend                --          --             --           --         --
-------------------------                                              -------------------     ----------------------------------
   629.3           662.2       Balance, end of period                   660.3       662.2          652.9        675.4      699.6
=========================                                              ===================     ==================================



Key * In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)


                                Page (6) of (8)

                                 BANK OF BERMUDA
                              AVERAGE BALANCE SHEET
                    (Unaudited, in U.S. dollars in millions)


                                                                                                    For the Quarter
                                                                                      ----------------------------------------------
For the Year                                                                                             2002
-----------------------------------------                                             ----------------------------------------------
   2001                 2002                                                                   3rd                     4th
-----------------------------------------                                             ----------------------------------------------
  Average     Average    Average  Average                                               Average      Average    Average     Average
  Balance      Rate      Balance   Rate                                                 Balance       Rate      Balance       Rate
                                              ASSETS
     4,090    3.89%      3,180     2.30%     Deposits with banks                         3,490        2.39%      3,206        2.13%
                                             Marketable securities
     4,105    4.66%      3,411     2.57%           - AFS  (interest earning)             3,226        2.56%      3,466        2.46%
       623    5.24%      1,257     4.00%           - Trading                             1,328        3.91%      1,062        3.81%
                                             Loans
     1,162    7.19%      1,297     5.84%         Bermuda                                 1,314        5.77%      1,347        5.60%
       321    6.43%        380     3.71%         International                             370        3.65%        363        3.72%
-----------------------------------------                                             ----------------------------------------------
    10,301    4.73%      9,525     3.16%     Total interest earning assets               9,728        3.16%      9,444        3.00%
-----------------------------------------                                             ----------------------------------------------

        37                  47               Cash due from banks                            52                      56
                                             Marketable securities
       123                  98                     - AFS non-interest earning              110                      84
       366                 310               Other assets                                  228                     250
-----------------------------------------                                             ----------------------------------------------
    10,827               9,980                   Total assets                           10,118                   9,834
=========================================                                             ==============================================


                                              LIABILITIES
                                             Customer deposits
     2,273    1.73%      2,375     0.75%         Bermuda       - Demand                  2,503        0.73%      2,511        0.62%
     2,706    3.58%      2,228     2.08%                       - Term                    2,283        2.10%      2,207        1.92%
     2,221    2.42%      2,330     0.92%         International - Demand                  2,458        0.94%      2,348        0.81%
     2,485    4.01%      1,895     2.08%                       - Term                    1,793        2.12%      1,724        1.89%
-----------------------------------------                                             ----------------------------------------------
     9,685    2.99%      8,828     1.41%     Total interest bearing deposits             9,037        1.41%      8,790        1.25%
         1    0.00%         15     2.22%     Securities lending agreements                  17        1.20%          1        0.00%
-----------------------------------------                                             ----------------------------------------------
     9,686    2.99%      8,843     1.41%     Total interest bearing liabilities          9,054        1.41%      8,791        1.25%

       221                 248               Non interest bearing deposits                 247                     257
       274                 236               Other liabilities                             163                     129
       646                 653               SHAREHOLDERS' EQUITY                          654                     657
-----------------------------------------                                             ----------------------------------------------
    10,827               9,980                   Total liab. & shareholders' equity     10,118                   9,834
=========================================                                             ==============================================


                                             NET INTEREST MARGIN
              4.73%                3.16%         Interest income / earning assets                     3.16%                   3.00%
              2.81%                1.31%         Interest expense / earning assets                    1.31%                   1.16%
           ---------           ----------                                                          ---------               ---------
              1.92%                1.85%         Net interest margin                                  1.85%                   1.84%
           =========           ==========                                                          =========               =========

                                                                            For the Quarter
                                         -------------------------------------------------------------------------------------
                                                                                   2003
                                          ------------------------------------------------------------------------------------
                                           1st                          2nd                           3RD
                                         -------------------------------------------------------------------------------------
                                           Average       Average          Average         Average       AVERAGE       AVERAGE
                                           Balance         Rate           Balance          Rate         BALANCE         RATE
 ASSETS
Deposits with banks                         3,443         1.84%           3,522           1.84%          3,436          1.60%
Marketable securities
      - AFS  (interest earning)             4,048         2.15%           4,036           2.01%          4,198          1.80%
      - Trading                               501         3.97%             502           4.03%            503          3.48%
Loans
    Bermuda                                 1,436         5.34%           1,479           5.32%          1,544          5.11%
    International                             338         3.24%             362           3.43%            412          3.02%
                                          ------------------------------------------------------------------------------------
Total interest earning assets               9,766         2.64%           9,901           2.60%         10,093          2.37%
                                          ------------------------------------------------------------------------------------

Cash due from banks                            78                            27                             34
Marketable securities
      - AFS non-interest earning               82                            42                             35
Other assets                                  267                           272                            253
                                          ------------------------------------------------------------------------------------
    Total assets                           10,193                        10,242                         10,415
                                          ====================================================================================


 LIABILITIES
Customer deposits
    Bermuda      -  Demand                  2,575         0.54%           2,589           0.53%          2,756          0.34%
                 - Term                     2,269         1.61%           2,080           1.64%          1,863          1.41%
    International - Demand                  2,571         0.66%           2,840           0.68%          3,073          0.52%
                  - Term                    1,642         1.65%           1,480           1.76%          1,424          1.56%
                                          ------------------------------------------------------------------------------------
Total interest bearing deposits             9,057         1.04%           8,989           1.04%          9,116          0.81%
Securities lending agreements                  31         0.78%              35           0.69%            144          0.49%
                                          ------------------------------------------------------------------------------------
Total interest bearing liabilities          9,088         1.04%           9,024           1.03%          9,260          0.81%

Non interest bearing deposits                 328                           340                            321
Other liabilities                             118                           218                            159
SHAREHOLDERS' EQUITY                          659                           660                            675
                                          ------------------------------------------------------------------------------------
    Total liab. & shareholders' equity     10,193                        10,242                         10,415
                                          ====================================================================================


NET INTEREST MARGIN
    Interest income / earning assets                      2.64%                           2.60%                         2.37%
    Interest expense / earning assets                     0.97%                           0.94%                         0.74%
                                                      ----------                       ---------                      --------
    Net interest margin                                   1.67%                           1.66%                         1.63%
                                                      ==========                       =========                      ========


                                Page (7) of (8)

                                 BANK OF BERMUDA
                          TRADING PORTFOLIO PERFORMANCE
                    (Unaudited in U.S. Dollars in thousands)

                                                                                                    For the Quarter
                                                                                      -------------------------------------
           For the Year                                                                                   2002
------------------------------------------                                            -------------------------------------
    2001                  2002                                                                    3rd             4th
------------------------------------------                                            -------------------------------------
    623,000           1,257,000              Average trading portfolio balance        1,328,000            1,062,000
============         ===========                                                      ==========          ==========

     32,659    5.24%     50,278     4.00%    Gross interest income                       13,088    3.91%      10,196   3.81%

     (5,569)            (23,074)             Investment loss on trading portfolio*      (12,406)              (2,728)
------------         -----------                                                      ----------           ----------
     27,090    4.34%     27,204     2.16%    Interest after investment loss                 682    0.20%       7,468   2.79%

       (969)             (1,826)             Management fees*                              (453)                (364)
------------         -----------                                                      ----------           ----------
     26,121    4.19%     25,378     2.02%    Net performance of trading portfolio           229    0.07%       7,104   2.65%
============         ===========                                                      ==========           ==========


                                                                  For the Quarter
                                         ----------------------------------------------------------------
                                                                       2003
                                          ---------------------------------------------------------------
                                                    1st                2nd                  3RD
                                          ---------------------------------------------------------------
Average trading portfolio balance            500,565             502,214               503,049
                                         ===========           =========             =========

Gross interest income                          4,902    3.97%      5,052      4.03%      4,412      3.48%

Investment loss on trading portfolio*         (1,745)             (3,094)               (3,778)
                                          -----------           ---------             ---------
Interest after investment loss                 3,157    2.56%      1,958      1.56%        634      0.50%

Management fees*                                (277)               (262)                 (236)
                                          -----------           ---------             ---------
Net performance of trading portfolio           2,880    2.33%      1,696      1.35%        398      0.31%
                                          ===========           =========             =========


Key   *    Items included in Investment loss - trading portfolio in the
           Consolidated Statement of Income (U.S. GAAP)


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